EXHIBIT 12

            BURLINGTON NORTHERN SANTA FE CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                      (IN MILLIONS, EXCEPT RATIO AMOUNTS)
                                  (UNAUDITED)

                                                Three Months      Six Months
                                               Ended June 30,   Ended June 30,


                                                 1996     1995     1996     1995
                                              -------  -------  -------  -------
Earnings:

  Pre-tax income                              $   344  $   204  $   650  $   369

  Add:
    Interest and fixed charges,
      excluding capitalized interest               73       50      148       93

    Portion of rent under long-term
      operating leases representative
      of an interest factor                        44       27       88       55

  Less:  Undistributed equity in earnings
           of investments accounted for
           under the equity method                  4        -        7        -
                                              -------  -------  -------  -------


  Total earnings available for fixed charges  $   457  $   281  $   879  $   517
                                              =======  =======  =======  =======

Fixed charges:

  Interest and fixed charges                  $    77  $    50  $   155  $    93

  Portion of rent under long-term operating
    leases representative of an interest
    factor                                         44       27       88       55
                                              -------  -------  -------  -------

  Total fixed charges                         $   121  $    77  $   243  $   148
                                              =======  =======  =======  =======

Ratio of earnings to fixed charges              3.78x    3.65x    3.62x    3.49x